UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VANTAGE ENERGY ACQUISITION CORP.

(Name of Issuer)

Units, each consisting of one share of Class A Common Stock and one-third of one Warrant1

(Title of Class of Securities)

92211L2042

(CUSIP Number)

April 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Jon L. Mosle

HBK Investments L.P.

2101 Cedar Springs Road, Suite 700

Dallas, Texas 75201

(214) 758-6107

[1]	This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to both (i) the units, each consisting of one share of Class A Common Stock and one-third of one Warrant (the “Units”), of Vantage Energy Acquisition Corp. (the “Issuer”) and (ii) the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer.
[2]	Refers to the CUSIP number of the Units. The Class A Common Stock does not have a CUSIP number.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Investments L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) IA, PN

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) FI, OO

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Services LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) IA, OO

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) HC, PN

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) HC, OO

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

CUSIP No. 92211L204

1.	Names of Reporting Persons. HBK Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000 (1)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% (1)(5)
12.	Type of Reporting Person (See Instructions) FI, PN

(1)	Each Unit consists of one share of Class A Common Stock and one-third of one warrant. Each whole warrant is exercisable to purchase one share of Class A Common Stock. The warrants are not currently exercisable within sixty (60) days of the date of this Schedule 13G.
(2)	Represents the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to vote or direct the vote of. The Units do not have any voting rights.
(3)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to have the shared power to dispose or direct the disposition of.
(4)	Represents the number of Units and the number of shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own.
(5)	Based upon 55,200,000 Units outstanding as of April 19, 2017, as disclosed in the Issuer’s Form 8-K (Current Report) filed on April 25, 2017, by the Issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer

Vantage Energy Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

5221 N. O’Connor Boulevard, 11th Floor, Irving, Texas 75039

Item 2.

(a)	Name of Person Filing

This Schedule 13G is jointly filed by and on behalf of each of HBK Investments L.P., a Delaware limited partnership (“HBK Investments”), HBK Capital Ltd., a Cayman Islands exempted company (“HBK Capital”), HBK Services LLC, a Delaware limited liability company (“HBK Services”), HBK Partners II L.P., a Delaware limited partnership (“HBK Partners”), HBK Management LLC, a Delaware limited liability company (“HBK Management”) and HBK Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Master”, and together with HBK Investments, HBK Capital, HBK Services, HBK Partners and HBK Management, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13G jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.

HBK Master is the record and beneficial owner of the securities covered by this Schedule 13G (the “Securities”). HBK Master has the power to vote or to direct the vote of the shares of Class A Common Stock owned by it (the “HBK Class A Shares”). HBK Master has the power to dispose or direct the disposition of the Units owned by it (the “HBK Units”) and the HBK Class A Shares.

As investment manager of HBK Master, HBK Investments may be deemed to have the shared power to vote or to direct the vote of the HBK Class A Shares and may be deemed to have the shared power to dispose or direct the disposition of the HBK Units and the HBK Class A Shares. HBK Investments does not own any shares of Class A Common Stock or Units directly and disclaims beneficial ownership of the HBK Units and the HBK Class A Shares.

As general partner of HBK Master, HBK Capital may be deemed to have the shared power to vote or to direct the vote of the HBK Class A Shares and may be deemed to have the shared power to dispose or direct the disposition of the HBK Units and the HBK Class A Shares. HBK Capital does not own any shares of Class A Common Stock or Units directly and disclaims beneficial ownership of the HBK Units and the HBK Class A Shares.

HBK Investments has delegated discretion to vote and dispose of the Securities to HBK Services and, accordingly, HBK Services may be deemed to have the shared power to vote or to direct the vote of the HBK Class A Shares and may be deemed to have the shared power to dispose or direct the disposition of the HBK Units and the HBK Class A Shares. HBK Services does not own any shares of Class A Common Stock or Units directly and disclaims beneficial ownership of the HBK Units and the HBK Class A Shares.

HBK Services may, from time to time, delegate investment discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the “Subadvisors”). Each of HBK Services and the Subadvisors is under common control with HBK Investments. The Subadvisors do not own any Class A Common Stock or Units directly and disclaim beneficial ownership of the HBK Units and the HBK Class A Shares.

As general partner of HBK Investments, HBK Partners may be deemed to have the shared power to vote or to direct the vote of the HBK Class A Shares and may be deemed to have the shared power to dispose or direct the disposition of the HBK Units and the HBK Class A Shares. HBK Partners does not own any shares of Class A Common Stock or Units directly and disclaims beneficial ownership of the HBK Units and the HBK Class A Shares.

As general partner of HBK Partners and the managing member of HBK Services, HBK Management may be deemed to have the shared power to vote or to direct the vote of the HBK Class A Shares and may be deemed to have the shared power to dispose or direct the disposition of the HBK Units and the HBK Class A Shares. HBK Management does not own any shares of Class A Common Stock or Units directly and disclaims beneficial ownership of the HBK Units and the HBK Class A Shares.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Securities other than those reported herein as being owned by it. The Subadvisors declare that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any Securities.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of HBK Investments, HBK Capital, HBK Services, HBK Partners and HBK Management is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. The address of the principal business office of HBK Master is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.

(c)	Citizenship

See Item 4 on the cover pages hereto.

(d)	Title of Class of Securities

Units, each consisting of one share of Class A Common Stock and one-third of one Warrant

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number

92211L204 is the CUSIP Number of the Units. The Class A Common Stock does not have a CUSIP number.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover pages hereto.

(b)	Percent of class: See Item 11 on the cover pages hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Jamiel A. Akhtar, Richard L. Booth and David C. Haley are the managing members of HBK Management (collectively, the “Members”). The Members expressly declare that that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2017	HBK INVESTMENTS L.P.

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

HBK CAPITAL LTD.

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

HBK SERVICES LLC

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

HBK PARTNERS II L.P.

	By:	HBK Management LLC
	Its:	General Partner

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

HBK MANAGEMENT LLC

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

HBK MASTER FUND L.P.

	By:	HBK Services LLC
	Its:	Investment Advisor

	By:	/s/ Jon L. Mosle
	Name:	Jon L. Mosle
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Certificate of Authority (incorporated by reference to the Certificate of Authority filed as an exhibit to the Amendment to Schedule 13G relating to Common Shares of Beneficial Interest of Winthrop Realty Trust filed by certain of the Reporting Persons on February 9, 2007 with the U.S. Securities and Exchange Commission)

24.2	Certificate of Authority (filed herewith)

99.1	Joint Filing Agreement (filed herewith)